SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: May 14, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)
Enclosed:
News Release

May 14, 2010
IVANHOE MINES ANNOUNCES FINANCIAL RESULTS
AND REVIEW OF OPERATIONS FOR THE FIRST QUARTER OF 2010
Construction of the Oyu Tolgoi copper/gold mine now underway.
Oyu Tolgoi expected to become one of the world’s top three copper-gold mines.
SINGAPORE — Ivanhoe Mines today announced its results for the quarter ended March 31, 2010. All figures are in US dollars, unless otherwise stated.
HIGHLIGHTS DURING THE QUARTER AND SUBSEQUENT WEEKS
•	On May 11, 2010, Ivanhoe released a new Integrated Development Plan (IDP-10) that estimates the Oyu Tolgoi Project in Mongolia should produce more than 1.2 billion pounds (544,000 tonnes) of copper and 650,000 ounces of gold every year for the first 10 years.
•	Peak single-year production from Oyu Tolgoi is estimated at 1.7 billion pounds (800,000 tonnes) of copper and 1.1 million ounces of gold.
•	Full-scale construction at Oyu Tolgoi expected to commence in June 2010 and production is expected to commence in mid-2013.
•	Oyu Tolgoi expected to become one of the world’s top three copper-gold mines.
•	IDP-10 is the first declaration of underground reserves at Oyu Tolgoi contained in the first lift of the Hugo North block-cave mine.
•	On March 31, 2010, Ivanhoe announced the successful completion of the conditions precedent that had been incorporated into the landmark Investment Agreement to build and operate the Oyu Tolgoi Project. The Investment Agreement, which creates a stable and long-term regulatory, fiscal and legal environment for the project, now has taken full legal effect and the Government of Mongolia has become a partner in the development of the Oyu Tolgoi Project.
•	During Q1’10, Ivanhoe’s 57%-owned subsidiary, SouthGobi Resources (SGQ — TSX; 1878 — HK), reported coal sales of $13.9 million from its Ovoot Tolgoi mine in southern Mongolia, representing approximately 426,000 tonnes of coal sold to customers in China.
•	On March 31, 2010, Ivanhoe’s 81%-owned subsidiary, Ivanhoe Australia (IVA — ASX), announced the completion of a scoping study for the Merlin molybdenum and rhenium Project by SRK Consulting (Australasia). The study indicates that Merlin has the potential to become a high return project with strong long-term cashflows.
•	On March 25, 2010, Ivanhoe announced that it had increased its interest from 49% to 50% in Altynalmas Gold Ltd., the company that holds 100% ownership of the Kyzyl Gold Project in Kazakhstan. Ivanhoe and its strategic partner will proceed to advance the Kyzyl Project into production as soon as possible.
•	On May 7, 2010, Ivanhoe shareholders approved a shareholders’ rights plan that will ensure fair treatment of all Ivanhoe shareholders during any takeover bid for Ivanhoe’s outstanding common shares.

MONGOLIA: OYU TOLGOI COPPER-GOLD PROJECT
Ivanhoe Mines announces new 2010 Integrated Development Plan for Oyu Tolgoi copper-gold mining complex
On May 11, 2010, Ivanhoe’s Executive Chairman Robert Friedland and President and Chief Executive Officer John Macken announced that a new, independent Integrated Development Plan confirms that Ivanhoe’s Oyu Tolgoi Project in southern Mongolia has the mineral resources to become one of the world’s top three copper-gold producers and an industry model of responsible, environmentally-sound mineral development.
The new plan, IDP-10, is a comprehensive update of the original 2005 Integrated Development Plan and supports Ivanhoe Mines’ commitment to advance Oyu Tolgoi into full construction, with production of copper and gold expected to begin in 2013.
The Oyu Tolgoi development blueprint contains the first published declaration of underground reserves for the planned Hugo Dummett block-cave mine. It also presents the results of extensive studies of two complementary development scenarios:
1.	A Reserve Case, based only on Proven & Probable Mineral Reserves established to this point in time, which would sustain mining for a projected 27 years.
2.	A Life-of-Mine Sensitivity Case, which adds to the Reserve Case a large base of resources identified through exploration to date but currently classified only to the level of Inferred Resources under Canada’s internationally recognized definitions standards. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the Life-of-Mine Sensitivity Case will be realized. The IDP-10 estimates that the Life-of-Mine Sensitivity Case would sustain mining at Oyu Tolgoi for a projected 59 years. Part of the ongoing exploration program at Oyu Tolgoi is directed at upgrading Inferred Resources to higher classifications, as has been progressively accomplished during the past nine years of exploration and discovery at the project.
In both cases, the average annual production at Oyu Tolgoi over the first 10 years would exceed 1.2 billion pounds (544,000 tonnes) of copper and 650,000 ounces of gold.
IDP-10 independent report prepared by international experts
The 2010 Integrated Development Plan is an independent report commissioned for the project by Ivanhoe Mines from a team of the world’s foremost engineering, mining and environmental consultants, led by Australia-based AMEC Minproc and including U.S.-based Stantec Engineering. The complete Plan, a technical report compliant with Canada’s NI 43-101 reporting standard, soon will be made available on SEDAR.

The scale of the Oyu Tolgoi Project has increased significantly since the release of the first Integrated Development Plan in 2005. In accordance with its corporate responsibilities as a public company, Ivanhoe Mines, the project’s controlling shareholder, has commissioned updates that reflect independent analyses of project economics, increased mineral resources and reserves and revised valuation estimates. Disclosure of this accumulated information incorporated in the updated IDP-10 has been triggered by the completion of the Oyu Tolgoi Investment Agreement, which took full legal effect on March 31, 2010, which enabled the use of the agreement’s fiscal provisions in modelling for the IDP-10.
The IDP-10 was prepared independently of Rio Tinto and the joint Ivanhoe Mines-Rio Tinto Oyu Tolgoi Technical Committee. The IDP-10 recommends that Oyu Tolgoi LLC, the Mongolian company that is developing and will operate the mining complex, conduct a comprehensive review to establish a baseline for the Project with a goal of improving or optimizing value. The IDP-10 also recommends that its conclusions be reviewed and analyzed by the joint Technical Committee to help determine detailed plans for the ongoing implementation of the Project.
New IDP a green light to launch Oyu Tolgoi construction
Mr. Macken said that the IDP-10, developed within the terms of the Investment Agreement signed with the Government of Mongolia in October 2009, consolidates the extensive planning and construction activities that have been conducted as part of the Oyu Tolgoi Project since the completion of the original IDP in 2005.
“Given the scale of our discoveries and the outstanding economics of this project, this updated Plan gives us the green light we were expecting from this process to continue proceeding straight into construction and operation of a world-class mine. The increase in value and the amount of mineral reserve, with the first inclusion of underground reserves, will support our financing plans as we begin our drive toward operations at Oyu Tolgoi,” Mr. Macken said.
“This 2010 IDP incorporates the thinking of many of the world’s leading, independent authorities on efficient development of natural resources and best-practice environmental management. The Plan is further confirmation that Oyu Tolgoi will positively and significantly contribute to Mongolia’s economic growth and social development for generations to come.”
Scenario 1: Highlights of the Reserve Case
The Reserve Case sets out the likely path of development for the initial phases of the Oyu Tolgoi group of deposits (stages 1 through 9 of the open pit on the Southern Oyu deposits and the first lift, Lift 1, of the Hugo North Deposit’s underground block-cave mine).
•	The first lift of the planned underground block cave on the Hugo North Deposit contains 437 million tonnes of Probable Reserve at 1.90% copper and 0.42 grams of gold per tonne — the project’s first declaration of an underground reserve since discoveries began at Oyu Tolgoi in 2001.
•	The planned open pit on the Southern Oyu copper and gold deposits contains a Proven and Probable Reserve of 955 million tonnes at 0.49% copper and 0.35 grams of gold per tonne.

•	The total mineral reserve (Proven & Probable) contains 1.393 billion tonnes at 0.93% copper and 0.37 grams of gold per tonne.
•	Total production of 25.2 billion pounds (11.5 million tonnes) of copper and 13.1 million ounces of gold is projected from mining only the open pit on the Southern Oyu deposits and the first lift of the underground block cave on the Hugo North Deposit.
•	Production is expected to commence in mid-2013.
•	The ore processing plant would be expanded from an initial 36.5 million tonnes per year to 58 million tonnes per year (100,000 to 160,000 tonnes per day) by the end of the fifth year of operations.
•	Peak single-year production is estimated at 1.7 billion pounds (800,000 tonnes) of copper and 1.1 million ounces of gold.
•	The economic analysis projects an after-tax Net Present Value (NPV) of $4.536 billion at an 8% discount rate, an Internal Rate of Return (IRR) of 16.33% and a payback period of 6.32 years (based on $2.00/lb. copper and $850/oz. gold).
•	Based on metal prices on May 10, 2010, of $3.23/lb. copper and $1,200/oz. gold, the NPV would be $12.6 billion, with an IRR of 26.3% and a payback period of 4.73 years.
Scenario 2: Highlights of the Life-of-Mine Sensitivity Case
The Life-of-Mine Sensitivity Case reflects the development flexibility that exists with later phases of the Oyu Tolgoi group of deposits, which currently include the Heruga Deposit, the Hugo South Deposit and the second lift of the Hugo North Deposit. These subsequent phases will require separate development decisions in the future based on conditions prevailing at the time and the accumulated experience gained from developing and operating the initial phases of the project.
Accordingly, the Life of Mine (Sensitivity) Case is effectively a preliminary assessment. Insofar as the Life-of-Mine Sensitivity Case includes an economic analysis that is based, in part, on Inferred Mineral Resources, the Life-of-Mine Sensitivity Case does not have as high a level of certainty as the Reserve Case. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as Mineral Reserves, and there is no certainty that the Life-of-Mine Sensitivity Case will be realized.
•	Oyu Tolgoi has been independently affirmed to be a world-class mineral resource. The Life-of-Mine Sensitivity Case is intended to show the significant, long-term potential of all classifications of the entire mineral resource that has been identified to date at Oyu Tolgoi.
•	The Life-of-Mine Sensitivity Case would produce more than twice as much copper and gold as projected under the shorter-term Reserve Case, which is limited to the Southern Oyu open pit and the first lift from the Hugo North underground mine.
•	With a mine life projected to be 59 years, Oyu Tolgoi would process an average of 58 million tonnes of ore per year (160,000 tpd), yielding total production of 52.5 billion pounds of copper (23.8 million tonnes) and 26.4 million ounces of gold.
•	The projected 59-year mine life incorporates the Reserve Case’s Proven and Probable mineral reserves at the Southern Oyu open pit and the Hugo North block-cave’s Lift 1 — and also adds Inferred Resources from the Hugo North block-cave’s Lift 2 and the Hugo South and Heruga deposits.

•	Mining of all resources delivers an after-tax NPV of $5.614 billion (based on $2.00/lb. copper and $850/oz. gold).
•	A Real Options analysis produces an after-tax NPV of $7.55 billion, based on stochastic modelling with long-term prices of $2.00/lb. copper and $850/oz. gold. (An accompanying IDP-10 presentation is available at www.ivanhoemines.com).
•	Based on metal prices on May 10, 2010, of $3.23/lb. copper and $1,200/oz. gold, the NPV would be $15.3 billion, with an IRR of 26.7% and a payback period of 4.62 years.
Production and Financial Results

Life-of-Mine
Description	Reserve Case	Sensitivity Case

Inventory	Mineral Reserve	Mineral Reserve plus Inferred Resources
Peak production rate per year	58 million tonnes/year (tpa)	58 million tonnes/year (tpa)
Peak production rate per day	160,000 tonnes per day (tpd)	160,000 tonnes per day (tpd)
Total processed	1,393 million tonnes	3,019 million tonnes
Net Smelter Return (NSR)	$32.57/t	$32.37/t
Copper grade	0.93%	0.89%
Gold grade	0.37g/t	0.34g/t
Copper recovered	25.2 billion lb.	52.6 billion lb.
Gold recovered	13.1 million oz.	26.2 million oz.
Mine life	27 years	59 years
Initial capital — (100,000 tpd concentrator — Southern Oyu Open Pit)	$3.5 billion	$3.5 billion
Pre-production underground capital	$1.1 billion	$1.1 billion
Total project cash requirement	$4.6 billion	$4.6 billion
10-year cash cost (net of gold credits)	0.45 cents/lb.	0.44 cents/lb.
NPV (8%) after tax	$4.536 billion	$5.614 billion
IRR after tax	16.33%	16.73%
Payback period	6.32 years	6.22 years

The Life-of-Mine Sensitivity Case includes an economic analysis that is based, in part, on Inferred Resources that do not have as high a level of certainty as the Reserve Case. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the Life-of-Mine Sensitivity will be realized.
Common start-up plan creates base for two development scenarios
As studied in the IDP-10, both the Reserve Case and the alternative Life-of-Mine Sensitivity Case share the same underlying plan for the construction and operation of an initial concentrator facility that would process 100,000 tonnes of ore per day (36.5 million tonnes per year). By the end of the fifth year of operation, the concentrator would be expanded to a capacity of 160,000 tonnes per day (58 million tonnes per year).
Under the common start-up plan, ore initially would be sourced from the open-pit mine on the Southern Oyu deposits while the adjacent, higher-grade underground mine on the Hugo Dummett Deposit is developed toward full production of 85,000 tonnes per day. The expansion would be timed to provide for the processing of ore to be mined from underground, as well as the open pit, when operations reach full capacity. The initial infrastructure to be constructed to support the mining also is common to both cases.
All the Proven and Probable ore included in the Reserve Case would be from mineral resources classified as Measured and Indicated, which would be mined from the open pit on the Southern Oyu deposits and the first lift of the underground block cave on the Hugo North Deposit.
Expanding on the Reserve Case, the Life-of-Mine Sensitivity Case is based on the addition of Inferred Resources from the proposed second lift of the Hugo North block cave, as well as Inferred Resources from additional block caves at the Hugo South and Heruga deposits. This expanded development plan would create a much larger resource base for mining. The study of this case shows the possible development plan for all of the currently identified future mining areas at Oyu Tolgoi and the significant, long-life potential of the entire mineral resource at Oyu Tolgoi.
The economic analysis of the Reserve and Life-of-Mine cases used a price assumption of $2.00/lb. for copper and $850/oz. for gold at a discount rate of 8%. The basis of the operational framework of the mine used in the analysis is current Mongolian legislation and also the terms of the October 2009 Investment Agreement between Ivanhoe Mines, its strategic partner, Rio Tinto, and the Government of Mongolia.
Additional features of the IDP-10
•	Mining of the open pit on the Southern Oyu deposits and the first lift of the underground block cave on the Hugo North Deposit is confirmed as the foundation for long-term development plans.
•	Total cash costs are estimated at $0.45 per pound of payable copper produced, after gold credits, over the first 10 years (using a gold price of $850/oz.). Total cash costs are conservatively defined to include minesite costs and all treatment, refining, transport and royalty costs arising from product sales.
•	Cash costs for the Life-of-Mine Sensitivity Case, after gold credits, will be $0.73/lb.
•	The initial capital cost required to achieve first production from the open-pit mine on the Southern Oyu deposits is forecast at $4.6 billion. This amount includes $1.1 billion to be spent advancing underground development at the Hugo North Deposit in preparation for the start of block-cave mining.

Alternative production options indicate that flexibility with mine development could further enhance value and possibly support additional production expansions to 265,000 tonnes per day - which would make production at the Oyu Tolgoi complex among the largest in the global mining industry. Economic analysis for these scenarios has not been undertaken and thus the feasibility is uncertain.
Ivanhoe Mines advancing project financing plan
Ivanhoe Mines is advancing its financing plan for the project. Ivanhoe’s consolidated cash position at March 31, 2010 was approximately $1.32 billion, of which $590 million is solely available for use by Ivanhoe Mines. This amount, combined with the future proceeds from the expected exercise by Rio Tinto of its Ivanhoe warrants valued at a total of approximately $1.2 billion, will provide the foundation for the funding of the Oyu Tolgoi Project.
In January 2010, Ivanhoe appointed New York-based leading global investment banking firm Citi and independent mining-sector specialist Hatch Corporate Finance, of London, England, to evaluate and advise the company on a range of strategic options to further enhance shareholder value.
Citi and Hatch are assisting Ivanhoe’s management to evaluate a range of options that include, but are not limited to, potential debt/equity offerings, a credit facility, the sale of subsidiaries, equity investments, project financing and/or various corporate transactions.
Commitment to sustainable communities and best-practice environmental management
Oyu Tolgoi LLC seeks to work in partnership with Mongolian communities and leaders to ensure that demonstrable sustainable benefits from the Oyu Tolgoi Mongolian business reach Mongolians in the South Gobi Region and nationally. These partnerships are driven by strategies and plans that align the development aspirations of the Mongolian Government and the people of Mongolia with Oyu Tolgoi’s business objectives. At the heart of these partnerships are enduring relationships with Mongolian communities, government, civil society and like-minded international stakeholders based on trust, openness and the joint pursuit of mutual interests.
Sound environmental practices are key to sustainable communities. Oyu Tolgoi is complying with internationally accepted standards and policies regarding environmental performance and the management of socio-economic effects on communities, as described in Ivanhoe Mines’ Statement of Values and Responsibilities. The Values Statement declares Ivanhoe’s support of the United Nations Universal Declaration of Human Rights, commitment to best environmental practices, respect for cultural diversity, support of local businesses, creation of opportunities for skills acquisition and assurance of safe and healthy working conditions.

The Mongolian Government joins Ivanhoe Mines and Rio Tinto as a partner in Oyu Tolgoi since procedural and administrative conditions precedent have been satisfied
On March 31, 2010, the Mongolian Government confirmed that the procedural and administrative conditions contained in the Investment Agreement had been satisfied within the allocated six-month period that followed the agreement’s official signing on October 6, 2009, thereby ensuring that the Investment Agreement has taken full legal effect.
The Investment Agreement established a comprehensive framework for maintaining a stable tax and operating environment for the construction and operation of the Oyu Tolgoi Project.
Upon the receipt of fully registered shares of Oyu Tolgoi LLC, the Mongolian Government will acquire a 34% interest in Oyu Tolgoi’s licence holder, Oyu Tolgoi LLC, while Ivanhoe Mines will retain a controlling 66% interest in Oyu Tolgoi LLC. Provisions of the Investment Agreement address the amount and term of the parties’ investments in the Oyu Tolgoi Project, protection of those investments and the right to realize the benefits from such investments, as well as the conduct of mining with minimum environmental impact and progressive rehabilitation, the social and economic development of the South Gobi Region and the training and employment of thousands of new workers in Mongolia.
The Shareholders’ Agreement, which accompanied the Investment Agreement and also was signed on October 6, 2009, established the basis on which the Mongolian Government, through its wholly-state-owned company, Erdenes, will acquire and hold the initial 34% equity interest in Oyu Tolgoi LLC and provides for the respective rights and obligations of the parties as shareholders of Oyu Tolgoi LLC. The Shareholders’ Agreement also addresses the circumstances and the requirements pursuant to which Ivanhoe Mines and Rio Tinto will arrange financing for the Oyu Tolgoi Project and for Erdenes’ portion of the investment capital needed for the Project.
Noteworthy provisions of the approved Investment Agreement and Shareholders’ Agreement also include:
•	Ivanhoe Mines will arrange financing for the construction of Oyu Tolgoi within two years of the Investment Agreement taking effect. Production must begin within five years of financing being secured.
•	Ivanhoe Mines will fund the construction of the Oyu Tolgoi Project through loans and equity obtained during the construction and initial production periods. Ivanhoe Mines will receive loan repayments, redemption of equity, dividends and interest at a rate of 9.9% adjusted to the US CPI.
•	Erdenes is entitled to nominate three directors and Ivanhoe Mines will nominate six directors to the nine-member board of directors of Oyu Tolgoi LLC.
•	Ivanhoe Mines will nominate the management team that will be responsible for Oyu Tolgoi’s core operations. Management services payments will be received, based on capital and operating costs, through the construction period and after production begins.
•	The Mongolian Government has the option to purchase an additional equity interest of 16% of Oyu Tolgoi LLC, at an agreed upon fair-market value, one year after the expiry of the initial 30-year term of the Investment Agreement and following the start of the permitted 20-year extension. If exercised, this additional equity interest would give the Mongolian Government a total maximum interest of 50% of Oyu Tolgoi LLC for the remainder of the Oyu Tolgoi Project’s operational life. Ivanhoe Mines would continue to hold management rights over the project and hold a deciding vote at board and shareholder meetings.

Ivanhoe Mines nominates former Mongolian diplomat to lead Board of company building the Oyu Tolgoi mine
On May 12, 2010, Ivanhoe announced that former Mongolian diplomat Galsan Batsukh has been nominated to become Chairman of the Board of Directors of Oyu Tolgoi LLC, which is building, and will operate, the Oyu Tolgoi Project.
Under provisions of the Shareholders’ Agreement, Ivanhoe Mines appoints six of the nine members of the Oyu Tolgoi LLC Board of Directors and also nominates the Chairman. The Mongolian Government appoints three Directors. Mr. Batsukh’s nomination as Chairman will be confirmed at the first meeting of Oyu Tolgoi LLC’s new Board being planned for June, 2010.
The complete list of appointees to the Oyu Tolgoi LLC Board is contained in Ivanhoe’s news release of May 12, 2010.
Rio Tinto increased its interest in Ivanhoe Mines to 22.4%
In March 2010, Ivanhoe Mines issued 15.0 million common shares to Rio Tinto at C$16.31 per share for total proceeds of C$244.7 million ($241.1 million). Ivanhoe Mines used C$198.2 million ($195.4 million) of the proceeds to purchase from Rio Tinto key mining and milling equipment to be installed during the construction of the Oyu Tolgoi Project. Ivanhoe Mines will use the balance of the proceeds, C$46.4 million ($45.7 million) to purchase additional equipment and for general corporate purposes. With this transaction, Rio Tinto increased its ownership in Ivanhoe Mines from 19.6% to 22.4%.
Under the current agreement with Ivanhoe Mines, Rio Tinto has rights to subscribe for common shares from Ivanhoe Mines representing up to 44.3% of Ivanhoe Mines.
Prepayment of Mongolian taxes made
On October 6, 2009, Oyu Tolgoi LLC agreed to purchase three Treasury Bills (T-Bills) from the Mongolian Government, having an aggregate face value of $287.5 million, for the aggregate sum of $250 million. The annual rate of interest on the T-Bills was set at 3.0%. The initial T-Bill, with a face-value of $115 million, was purchased by Oyu Tolgoi LLC on October 20, 2009 for $100 million and will mature on October 20, 2014.
During discussions with the Mongolian Government in relation to the satisfaction of the conditions precedent, the Mongolian Government requested an alternative arrangement for the advancement of funds that would not involve the purchase of the remaining T-Bills. Specifically, rather than purchasing the second and third remaining T-Bills, with face values of $57.5 million and $115 million respectively, Ivanhoe has agreed to make a series of tax prepayments.
•	The first tax prepayment of $50 million was made on April 7, 2010.
•	The second tax prepayment of $100 million will be made within 14 days of Oyu Tolgoi LLC fully drawing down the financing necessary to enable the complete construction of the Oyu Tolgoi Project, or June 30, 2011, whichever date is earlier.

The annual rate of interest on the tax prepayments is 1.75% compounding from the date on which such prepayments are made to the Mongolian Government by Oyu Tolgoi LLC. Unless already off-set fully against Mongolian taxes, the Mongolian Government must immediately repay any remaining tax prepayment balance, including accrued interest, on the fifth anniversary of the date the tax prepayment was made.
Ivanhoe acquires critical mining and milling equipment for Oyu Tolgoi
In March 2010, Ivanhoe used $195.4 million of the $241.1 million of proceeds received from the issue of 15 million common shares to Rio Tinto to purchase from Rio Tinto key mining and milling equipment to be installed during the construction of the Oyu Tolgoi Project.
The equipment included principal components for the 100,000-tonne-per-day Oyu Tolgoi phase-one copper-gold concentrator for the Oyu Tolgoi Project, including two 38-foot-diameter, semi-autogenous grinding (SAG) mills, four ball mills, re-grind mills, crushers, motors, gearless drives, conveyors and flotation cells. Also included in the equipment list is the hoist and major components for the sinking of Shaft #2 — the 10-metre-diameter, main production shaft for the underground block-cave mine at the Hugo North Deposit.
Much of the equipment originally was ordered by Ivanhoe from various manufacturers during its negotiation of an Investment Agreement with the Mongolian Government. Ivanhoe Mines subsequently transferred ownership of the equipment to Rio Tinto in August 2008 under an agreement between the companies. Additional equipment also was acquired by Rio Tinto directly from suppliers. At the time, Ivanhoe Mines required funds for the ongoing development of the Oyu Tolgoi Project. The equipment-sale agreement with Rio Tinto ensured that the procurement and delivery schedules for the critical, long-lead-time major mining and milling equipment were protected while Ivanhoe and Rio Tinto worked with the Mongolian Government to conclude the Investment Agreement.
MONGOLIA
COAL PROJECTS
SOUTHGOBI RESOURCES (57% owned)
Hong Kong Stock Exchange listing; global equity offering raised C$459 million
On January 29, 2010, SouthGobi closed a global equity offering of 27 million common shares at a price of C$17.00 per common share, for gross proceeds of C$459 million. The proceeds of the offering will be used to expand SouthGobi’s coal mining and exploration activities in southern Mongolia and for general corporate purposes.
In conjunction with the closing of the global equity offering, SouthGobi commenced trading on the Main Board of the Hong Kong Stock Exchange (HK: 1878). SouthGobi is the first Canadian mining company to have dual listings on the Hong Kong Stock Exchange and the Toronto Stock Exchange.

China Investment Corporation converts $250 million of its convertible debenture
On March 29, 2010, a wholly-owned subsidiary of China Investment Corporation (CIC), at SouthGobi’s request, converted $250 million of its convertible debenture into common shares of SouthGobi at a conversion price of C$11.88 per share. As a result of the conversion, Ivanhoe Mines’ ownership interest in SouthGobi was reduced to approximately 57%.
Expansion planned for SouthGobi’s Ovoot Tolgoi coal mine
SouthGobi is producing and selling coal at its Ovoot Tolgoi Project in Mongolia’s South Gobi Region, 40 kilometres north of the Shivee Khuren-Ceke crossing at the Mongolia-China border.
To increase the amount of coal traffic across the border, Chinese and Mongolian authorities agreed in July 2009 to create a designated coal transportation corridor at the Shivee Khuren-Ceke border crossing. This facility is under construction and is expected to be operational by Q3’10. When completed, it will permit coal to be transported across the border through three corridors that are separate from other, non-coal, border traffic. SouthGobi believes that these improvements in the border crossing capacity will allow SouthGobi to continue to substantially increase the amount of coal shipped into China.
The Ovoot Tolgoi Mine’s proximity to the Shivee Khuren-Ceke border crossing allows SouthGobi’s customers to transport coal by truck on an unpaved road from the minesite to China. SouthGobi is studying the feasibility of building additional road infrastructure from the Ovoot Tolgoi complex to the Mongolia-China border.
A north-south railway line in China already connects Ceke with Jiayuguan City in Gansu Province and with the interior of China. Another east-west railway line from Ceke to Linhe, an industrial city in China’s eastern Inner Mongolia, is expected to be operational in 2010. This line is expected to have an initial transportation capacity of approximately 15 million tonnes per year, later increasing to 25 million tonnes per year. Coal could be shipped along this line to Baotou and to ports further to the east, on China’s Bohai Gulf.
SouthGobi has approved the construction of a basic coal-handling facility. The initial design and engineering details for the major components have been established.
In Q4’09, SouthGobi commenced realigning the open-pit for a north-south entry to allow for longer mining faces to be exposed for larger shovels to access; mining the thinner seams “face on” as opposed to “along strike,” enabling cleaner mining and a lower-ash, higher-value product and more efficient access for haul trucks as the pit deepens. Realigning the pit has impacted operations because the process requires substantial above-trend waste removal. SouthGobi expects the open-pit realignment to be completed in 2010.
In Q1’10, SouthGobi shipped approximately 0.4 million tonnes of coal at an average realized selling price of approximately $36 per tonne. This compares to 0.1 million tonnes of coal shipped in Q1’09 at an average realized selling price of $29 per tonne. This resulted in $13.9 million of revenue being recognized in Q1’10, compared to $3.5 million in Q1’09.

Cost of sales was $20.3 million in Q1’10, compared to $3.2 million for Q1’09. The increase in cost of sales relates to the higher sales volume in Q1’10 and includes a $6.5 million write-down of the carrying value of inventory. In Q1’10, the carrying value of inventory exceeded its net realizable value by $6.5 million due to including waste-removal costs associated with realigning the open-pit as a cost of inventory produced during the period. Cost of sales is comprised of the cost of the product sold, inventory write-downs, mine administration costs, equipment depreciation, depletion of pre-production stripping costs and stock-based compensation costs.
AUSTRALIA
IVANHOE AUSTRALIA (81% owned)
Ivanhoe Australia incurred exploration expenses of $10.8 million in Q1’10, compared to $6.1 million in Q1’09. The increase was largely due to Ivanhoe Australia’s studies undertaken on the Merlin Project and an earlier restart to drilling after the wet season compared to Q1’09.
Ivanhoe Australia’s key projects, all situated on granted Mining Leases, are Merlin, Mount Dore and Mount Elliott. During Q1’10, work focused on infill drilling on the Merlin Project to maximize the indicated resources.
Merlin molybdenum and rhenium
The Merlin Deposit is the lower-most mineralized zone in the Mount Dore Deposit, starting near the surface and dipping east at between 45 and 55 degrees. To date, the deposit has been intersected to approximately 500 metres down-dip. The overall mineralized zone at Merlin has an average true thickness of approximately 20 metres. Mineralization has been found over a strike length of 1,300 metres in step-out holes. However, the mineralization thins to the north, where it is also noted that the copper, zinc and gold content increases. To the south, the mineralization flattens and pinches out. The high-grade Little Wizard Zone represents the southernmost extent of molybdenum mineralization of economic interest found to date. During Q1’10, work focused on infill drilling on the Merlin Project to maximize the indicated resources.
On March 31, 2010, Ivanhoe Australia announced the completion of a scoping study on the Merlin Deposit and a new resource estimate for the Little Wizard Zone.
KAZAKHSTAN
Kyzyl Gold Project (50% owned)
In March 2010, Ivanhoe Mines increased its interest from 49% to 50% in Altynalmas Gold, the company that holds 100% ownership of the Kyzyl Gold Project. Ivanhoe Mines and its strategic partner will proceed to advance the project under the Altynalmas Gold umbrella.

During 2009, Altynalmas Gold established that single-stage roasting was not to be a long-term technology solution for the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits. Altynalmas Gold has engaged consultants to undertake laboratory bench-scale and pilot test work using a fluidized-bed roasting technology. This technology involves two stages: a reductive first stage, followed by an oxidative second stage. Whereas the reductive first stage volatizes and drives off arsenic, the oxidative stage oxidizes sulphur and carbon. Following the completion of the pilot test work, Altynalmas Gold believes that gold recoveries of up to 90% can be realized in a commercial-scale plant using this technology. A NI 43-101 compliant Preliminary Feasibility Study Technical Report undertaken by Scott Wilson RPA, of Toronto, Canada, is scheduled to be released in the near future. The study will provide an independent economic evaluation of the Kyzyl Gold Project.
In September 2009, Altynalmas Gold commenced a 39,000-metre deep-level drilling program at the Bakyrchik Deposit intended to upgrade the present mineral resource for inclusion in a prefeasibility study and follow-on feasibility study. At the end of March 2010, 24,417 metres of drilling had been completed. During Q1’10, 31 drill holes totalling 15,238 metres were completed and 2,938 samples were collected, prepared, and assayed. Following quality assurance and quality control verification initial assay results are expected to be released in Q2’10. The drill work undertaken to date confirms the thickness and extent of known mineralization.
In Q4’09, Altynalmas Gold submitted an application to renew the work program that expired on December 31, 2009. The application is being reviewed by the Ministry of Energy and Mineral Resources and State Privatization Committee. The work program as contemplated includes the construction of a fluidized-bed roaster and development of an underground mine by 2013. Altynalmas Gold is exploring options for advancing the Bakyrchik Gold Project to feasibility stage and on to development. It is also undertaking exploration work to increase and upgrade the gold resource along the Kyzyl Shear.
Ivanhoe’s shareholders’ rights plan approved at Annual General and Special Meeting
On May 7, 2010, Ivanhoe shareholders approved the company’s shareholders’ rights plan at the Annual General and Special Meeting. The plan was supported by 95.7% of the votes cast by Ivanhoe Mines’ minority shareholders.
The adoption of the plan will ensure fair treatment of all Ivanhoe shareholders during any takeover bid for Ivanhoe’s outstanding common shares, or any other transaction that would involve a change of control.

Financial Results
In Q1’10, Ivanhoe Mines recorded a net loss of $193.9 million ($0.45 per share), compared to a net loss of $56.0 million ($0.15 per share) in Q1’09, representing an increase of $137.9 million. Results for Q1’10 were mainly affected by $71.4 million in exploration expenses, $20.3 million in cost of sales, $8.3 million in general and administrative expenses, $13.4 million in interest expense, $154.3 million in loss on conversion of convertible credit facility and $10.1 million in share of losses of significantly influenced investees. These amounts were offset by coal revenue of $13.9 million, $4.6 million in interest income, $6.6 million in income from discontinued operations and $1.7 million in mainly unrealized foreign exchange gains.
Exploration expenses of $71.4 million in Q1’10 increased $37.3 million from $34.1 million in Q1’09. The exploration expenses included $59.2 million spent in Mongolia ($26.9 million in Q1’09), primarily for Oyu Tolgoi and Ovoot Tolgoi, and $10.8 million incurred by Ivanhoe Australia ($6.1 million in Q1’09). Exploration costs are charged to operations in the period incurred and often represent the bulk of Ivanhoe Mines’ operating loss for that period. Ivanhoe Mines will commence capitalizing Oyu Tolgoi development costs in Q2’10.
Ivanhoe Mines’ cash position, on a consolidated basis at March 31, 2010, was $1.3 billion. As at May 14, 2010, Ivanhoe Mines’ current consolidated cash position is approximately $1.3 billion.

SELECTED QUARTERLY DATA
This selected financial information is in accordance with U.S. GAAP.
($ in millions of dollars, except per share information)

	Quarter Ended
	Mar-31	Dec-31	Sep-30	Jun-30
	2010	2009	2009	2009
Revenue	$13.9	$9.9	$11.9	$10.7
Exploration expenses	(71.4)	(67.2)	(40.6)	(35.2)
General and administrative	(8.3)	(15.0)	(12.5)	(10.5)
Foreign exchange gains (losses)	1.7	2.2	19.5	21.7
Change in fair value of embedded derivatives	(1.4)	(45.0)	—	—
Gain on sale of long-term investments	—	—	1.4	—
Loss on conversion of convertible credit facility	(154.3)	—	—	—
Net (loss) income from continuing operations	(200.5)	(138.7)	(47.5)	(27.0)
Income (loss) from discontinued operations	6.6	9.2	(22.3)	2.1
Net (loss) income	(193.9)	(129.5)	(69.8)	(24.9)

Net (loss) income per share — basic
Continuing operations	$(0.47)	$(0.35)	$(0.12)	$(0.07)
Discontinued operations	$0.02	$0.03	$(0.06)	$0.00
Total	$(0.45)	$(0.32)	$(0.18)	$(0.07)

Net (loss) income per share — diluted
Continuing operations	$(0.47)	$(0.35)	$(0.12)	$(0.07)
Discontinued operations	$0.02	$0.03	$(0.06)	$0.00
Total	$(0.45)	$(0.32)	$(0.18)	$(0.07)

	Quarter Ended
	Mar-31	Dec-31	Sep-30	Jun-30
	2009	2008	2008	2008
Revenue	$3.5	$3.1	$0.0	$0.0
Exploration expenses	(34.1)	(73.0)	(56.8)	(66.0)
General and administrative	(7.8)	(8.1)	(5.1)	(7.5)
Foreign exchange (losses) gains	(9.3)	(40.6)	(20.0)	(1.0)
Writedown of other long-term investments	—	(18.0)	—	—
Gain on sale of long-term investments	—	—	—	201.4
Loss on conversion of convertible credit facility	—	—	—	—
Net (loss) income from continuing operations	(63.4)	(165.0)	(95.8)	119.6
Income from discontinued operations	7.4	5.0	7.8	7.9
Net (loss) income	(56.0)	(160.0)	(88.0)	127.5

Net (loss) income per share — basic
Continuing operations	$(0.17)	$(0.44)	$(0.25)	$0.32
Discontinued operations	$0.02	$0.01	$0.02	$0.02
Total	$(0.15)	$(0.43)	$(0.23)	$0.34

Net (loss) income per share — diluted
Continuing operations	$(0.17)	$(0.44)	$(0.25)	$0.29
Discontinued operations	$0.02	$0.01	$0.02	$0.02
Total	$(0.15)	$(0.43)	$(0.23)	$0.31

QUALIFIED PERSONS
Disclosures of a scientific or technical nature in this release and the Company’s MD&A in respect of each of Ivanhoe Mines’ material mineral resource properties were prepared by, or under the supervision of, the qualified persons (as that term is defined in NI 43-101) listed below:

Oyu Tolgoi Project	Stephen Torr, P.Geo, Ivanhoe Mines	Employee of the Company

Ovoot Tolgoi Project	Stephen Torr, P.Geo, SouthGobi Energy	Employee of the Company
Ivanhoe Mines’ results for the three months ended March 31, 2010, are contained in the audited Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe Mines’ website at www.ivanhoemines.com.
Ivanhoe Mines shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755
Website: www.ivanhoemines.com
Forward Looking Statements:
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, the Oyu Tolgoi Project becoming one of the World’s largest copper and gold producers; timing of initial production and commercial production for the Oyu Tolgoi Project; possible expansion scenarios for the Oyu Tolgoi Project; the Oyu Tolgoi Project’s expected payback period of capital; the Oyu Tolgoi Project’s mine life under the Reserve and Life-of-Mine Sensitivity Cases and the anticipated yearly production, including average annual production; peak single year production for the Oyu Tolgoi Project; the ability of the Oyu Tolgoi Project’s mine development to support an expansion to 265,000 tonnes per day; the Oyu Tolgoi Project’s anticipated financial results; launching the Oyu Tolgoi Project’s training and development strategy; the availability of project financing for the Oyu Tolgoi Project; the timing of commencement of full construction of the Oyu Tolgoi Project; the Oyu Tolgoi Project’s anticipated future production and cash flows; the ability of the partners to arrange financing for construction of the Oyu Tolgoi Project; statements respecting future equity investments in Ivanhoe Mines by Rio Tinto; Rio Tinto’s exercise of its Ivanhoe Warrants; statements respecting anticipated business activities; planned expenditures; corporate strategies; mining plans and production forecasts for the Ovoot Tolgoi Coal Project; the schedule for carrying out and completing an expansion of the production capability of the Ovoot Tolgoi Coal Project; the potential improvement of the export conditions at the Shivee Khuren-Ceke border between Mongolia and China; the planned drilling program and feasibility study at the Kyzyl Gold Project; the ability to achieve gold recoveries of up to 90% from a commercial scale plant at the Kyzyl Gold Project; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business, particularly with respect to taxation; cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
The news release also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: May 14, 2010	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary